Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated August 5, 2020

Relating to Preliminary Prospectus Supplement dated August 5, 2020

Registration Statement No. 333-221492

Citius Pharmaceuticals Announces $6.0 Million Bought Deal Offering

CRANFORD, N.J., August 5, 2020 -- Citius Pharmaceuticals, Inc. ("Citius" or the "Company") (Nasdaq: CTXR), a specialty pharmaceutical company focused on developing and commercializing critical care drug products, announced today that it has entered into an underwriting agreement with H.C. Wainwright & Co., LLC under which the underwriter has agreed to purchase on a firm commitment basis 5,714,286 shares of common stock of the Company, at a price to the public of $1.05 per share, less underwriting discounts and commissions. The closing of the offering is expected to occur on or about August 10, 2020, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the sole book-running manager for the offering.

The Company also has granted to the underwriter a 30-day option to purchase up to an additional 857,142 shares of common stock at the public offering price, less underwriting discounts and commissions. The gross proceeds to Citius, before deducting underwriting discounts and commissions and offering expenses and assuming no exercise of the underwriter’s option to purchase additional common stock, are expected to be approximately $6.0 million. The Company intends to use the net proceeds from this offering for general corporate purposes, including its Phase 3 clinical Mino-Lok® trial for the treatment of catheter related bloodstream infections, development of Mino-Wrap, its Phase 2b trial of Halo-Lido cream for the treatment of hemorrhoids, its other product development initiatives and working capital and capital expenditures.

The shares of common stock are being offered by the Company pursuant to a "shelf" registration statement on Form S-3 (File No. 333-221492) originally filed with the Securities and Exchange Commission (the "SEC") on November 9, 2017, and declared effective by the SEC on December 15, 2017. The offering of the shares of common stock is made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A preliminary prospectus supplement and accompanying prospectus relating to, and describing the terms of, the offering will be filed with the SEC and will be available on the SEC's websiteat http://www.sec.gov .  Electronic copies of the preliminary prospectus supplement and accompanying prospectus may also be obtained, when available, by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by telephone at (646) 975-6996 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Citius Pharmaceuticals, Inc.

Citius is a late-stage specialty pharmaceutical company dedicated to the development and commercialization of critical care products, with a focus on anti-infectives and cancer care. For more information, please visit www.citiuspharma.com.

Safe Harbor

This press release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are made based on our expectations and beliefs concerning future events impacting Citius. You can identify these statements by the fact that they use words such as "will," "anticipate," "estimate," "expect," "should," and "may" and other words and terms of similar meaning or use of future dates. Forward-looking statements are based on management's current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock price and include, among others, statements regarding the completion of the public offering, the satisfaction of customary closing conditions related to the public offering and the intended use of net proceeds from the public offering. Factors that could cause actual results to differ materially from those currently anticipated are: market and other conditions; our ability to attract, integrate, and retain key personnel; our need for substantial additional funds; the risk of successfully negotiating within the option period a license agreement with Novellus, Inc. for our planned Novecite therapy for ARDS; risks associated with conducting clinical trials and drug development; the estimated markets for our product candidates and the acceptance thereof by any market; risks related to our growth strategy; risks relating to the results of research and development activities; uncertainties relating to preclinical and clinical testing; the early stage of products under development; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; our ability to identify, acquire, close and integrate product candidates and companies successfully and on a timely basis; our dependence on third-party suppliers; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

Contact:

Andrew Scott

Vice President, Corporate Development

(O) 908-967-6677 x105

ascott@citiuspharma.com